Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on Form S-8 (Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832) of CGI Inc. of our report dated November 5, 2024 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Form 6-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Montréal, Canada

November 5, 2024

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.